September 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549-4561
Attention: Sharon Blume

Re:	KH Funding Company
Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 333-106501

In response to your letter dated August 24, 2006, KH Funding Company (the “Company”) hereby provides the following response:

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Financial Statements

Statements of Cash Flows

1. SEC Comment: “We have reviewed your response to comment 3 of our letter dated July 11, 2006. You indicate that you include loan purchases with loans originated by the Company as “Loans made to Borrowers” on your Statements of Cash Flows. Paragraph 21 of SFAS 102 restricts net reporting of lending activities to loans made to customers and principal collections of loans. Please revise future filings to report loan purchases separately from loan originations and principal repayments.”

Response: The Company will report loan purchases separately from loan originations and principal repayments in its future filings in our Statements of Cash Flows.

Note A- Summary of Significant Policies
Loans Receivable and Allowance for Loan Losses

2. SEC Comment: “We have reviewed your response to comment 3 of our letter dated July 11, 2006. We note your accounting policy for the amortization of premiums and discounts on purchased loans. Please revise future filings to disclose this policy.”

Response: The Company will disclose its accounting policy for amortization of premiums and discounts on purchased loans in its future filings.

SEC Comment: “In addition, please tell us and revise future filings to disclose the following additional information:”

a) “The method you use to amortize premiums and discounts into interest income;”

Response: At the time loans are originated or purchased the Company identifies loan discounts or premiums and amortizes them into interest income over the stated life of the loan up to a maximum of five years. The effective interest method is the method by which discounts and premiums are to be amortized under generally accepted accounting principles. The Company actually amortizes these discounts and premiums under the straight-line method because it has found that the results are materially the same as those that would result under the effective interest rate method.

The Company amortizes discounts and premiums over the life of the loan up to a maximum of five years. The reason for using a maximum of 5 years is because generally the Company makes loans at relatively high market interest rates to borrowers who are seeking to establish or restore their credit as soon as possible. Normally these borrowers re-finance these loans at a lower interest rate with another lender once their credit is established or restored. The Company’s loans prepay at a markedly higher rate than that of lower interest rate lenders. The Company believes that five years is a reasonable average life for loans with longer than 5 year terms.

b) “How you determine the carrying values of purchased loans on the acquisition date and subsequent;”

Response: At the acquisition date purchased loans are recorded on the books using both the direct cost paid for acquiring the loans and a computed indirect cost. The direct cost of the purchased loans at the acquisition date includes discounts, premiums and brokerage fees, if any. The indirect costs of the purchased loans consists of the portion of our personnel costs allocable to the purchased loans based upon an estimate of the hours needed to initially process the loan. Once purchased loans are acquired they are carried on the books at cost less any unamortized discount, plus any unamortized premium and indirect costs, and plus any unamortized brokerage or acquisition fees. The loans are carried on the books at the above amount unless they are impaired in which case they will be written down using a specific allowance as part of our allowance for loan losses. No other indirect costs, such as rent or supplies, are material enough to allocate to the loans.

c) “How other costs incurred in connection with acquiring or committing to purchase loans are recorded.”

Response: As described above, the Company records loans using all related direct and indirect costs. The Company has not incurred any fees related to the wholesale purchase of loans or any other commitment fees.

Note B- Investment Securities- Available for Sale

3.  SEC Comment: “We have reviewed your response to comment 4 of our letter dated July 11, 2006. Please revise future filings to quantify, for each period presented, the aggregate fair value and associated unrealized losses of investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position of 12 months or longer.”

Response: The Company will include in future filings the aggregate fair value and associated unrealized losses of investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position of 12 months or longer.

* * * * *

I hope that you find our responses to your comments acceptable. KH Funding Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. We further understand that any staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to our filings. We also understand that Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ James E. Parker
James E. Parker
Chief Financial Officer